# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MiniMed Group, Inc., CIK 0002062583
CUSIP: 60365F109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 18000 Devonshire Street, Northridge, California (CA), 91325
Date of event which requires filing of this statement: 10/15/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-26-010119
Filed by CIK 0001613103

## Reporting persons
- Medtronic plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On October 15, 2026, Medtronic plc ("Medtronic") completed the separation of MiniMed Group, Inc. (the "Issuer") through a split-off exchange offer (the "Exchange Offer"), pursuant to which Medtronic exchanged shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer representing approximately 90% of shares of outstanding Common Stock for outstanding ordinary shares of Medtronic held by Medtronic shareholders. As a result of the Exchange Offer, Medtronic ceased to own any shares of Common Stock of the Issuer. This Amendment No. 1 to the Schedule 13G is being filed to reflect the fact that Medtronic no longer holds more than 5% of the Common Stock of the Issuer, and has ceased to be a Schedule 13G reporting person with regard to the Common Stock.

## Item 1. Issuer
Name of issuer: MiniMed Group, Inc.
Address of issuer's principal executive offices: 18000 Devonshire Street, Northridge, CA 91325

## Item 2. Person Filing
Name of person filing: Medtronic plc
Address of principal business office or, if none, residence: Building Two, Parkmore Business Park West, Galway, Ireland H91 4K49
Citizenship: L2

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Medtronic plc: /s/ Brian Sandstrom, Brian Sandstrom/VP, Chief Corporate and Securities Counsel (10/16/2026)